Exhibit 99.1

XP Inc.’s Statement Regarding Realignment of Interests in XP Control LLC

São Paulo, Brazil, February 12, 2026 – XP Inc. (Nasdaq: XP), announced today that, as part of a planned leadership transition:

Thiago Maffra and José Berenguer, who have an extensive track record in the financial market and have held two senior executive positions at XP since 2020, are expected to become holders of voting interest in XP Control LLC (“ControlCo”).  Upon completion of this process, they will join XP’s controlling entity alongside Guilherme Dias Fernandes Benchimol, Fabricio Cunha de Almeida and Guilherme Sant’Anna.

Bruno Constantino Alexandre dos Santos, Bernardo Amaral Botelho and Gabriel Klas da Rocha Leal will cease to be partners of ControlCo. This exit process involves the acquisition by ControlCo of the voting equity interests in ControlCo held by these individuals, in exchange for cash and Class A common shares of XP. Bruno Constantino Alexandre dos Santos will immediately cease to be a partner of ControlCo, while Bernardo Amaral Botelho and Gabriel Klas da Rocha Leal will remain non-voting partners of ControlCo. As a result of the transaction, the beneficial ownership of Class A common shares held by ControlCo (assuming the conversion of a corresponding number of Class B common shares) will decrease to 18%. However, ControlCo will continue to control at least 69% of the voting power of XP, and Guilherme Dias Fernandes Benchimol will remain the majority unitholder of ControlCo.

Gabriel Klas da Rocha Leal, Bernardo Amaral Botelho and Bruno Constantino Alexandre dos Santos, who have not held executive roles in XP since 2024, will remain members of XP’s Board of Directors.

XP remains confident that this organizational evolution will further strengthen its governance, enhance the stability of its control structure, and support the company’s long-term sustainability, creating a solid foundation for value creation for all stakeholders.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com